PRIORITY INCOME FUND, INC.
10 East 40th Street, 42nd Floor
New York, NY 10016

April 19, 2019

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549
Attn: Jay Williamson, Esq.

Re:    Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-229007 and 811-22725)
Dear Mr. Williamson:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Priority Income Fund, Inc. (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 11:00 a.m., Eastern Time, on April 22, 2019 or as soon thereafter as possible.

PRIORITY INCOME FUND, INC.

By: /s/ M. Grier Eliasek_____
M. Grier Eliasek
Chief Executive Officer and President